Quicwit LLC.
Statement of Changes in Members' Equity
From June 13, 2018 (Inception) to Decmber 31, 2018
(Unaudited)

	Membership Interest		Retained Earnings	Total Members' Equity
	Units	Amount		
Balance, June 13, 2018 (Inception)	2,000,000	$ -	$ -	$ -
				-
Net income			-	-
Balance, December 31, 2018	2,000,000	$ -	$ -	$ -